SCHEDULE 13G
                                 (Rule 13d-102)


  Information Statement Pursuant to Rules 13d-1(b), (c) and (d) and Amendments
                    Thereto Filed Pursuant to Rule 13d-2(b)


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                                ASE Test Limited
                                ----------------
                                (Name of Issuer)


                   Ordinary Shares par value $0.25 per share
                   -----------------------------------------
                         (Title of Class of Securities)


                                  Y02516 10 5
                                  -----------
                                 (CUSIP Number)


                               December 31, 2002
                               -----------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|   Rule 13d-1(b)

     |_|   Rule 13d-1(c)

     |X|   Rule 13d-1(d)

CUSIP No. Y02516 10 5                 13G                     Page 1 of 7 Pages

-------------------------------------------------------------------------------
   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         J&R Holding Limited
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|_|
                                                                         (b)|X|

-------------------------------------------------------------------------------
   3.    SEC USE ONLY


-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Bermuda
-------------------------------------------------------------------------------

                        5.    SOLE VOTING POWER              38,902,740

  NUMBER OF          ----------------------------------------------------------
    SHARES
 BENEFICIALLY           6.    SHARED VOTING POWER                -0-
    OWNED
   BY EACH           ----------------------------------------------------------
  REPORTING
    PERSON              7.    SOLE DISPOSITIVE POWER         38,902,740
     WITH
                     ----------------------------------------------------------

                        8.    SHARED DISPOSITIVE POWER         -0-

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         38,902,740

-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                                            |_|

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         39.3%

-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON

         HC

-------------------------------------------------------------------------------

CUSIP No. Y02516 10 5                 13G                     Page 2 of 7 Pages

-------------------------------------------------------------------------------
   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         ASE Holding Limited
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|_|
                                                                         (b)|X|

-------------------------------------------------------------------------------
   3.    SEC USE ONLY


-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Bermuda
-------------------------------------------------------------------------------

                        5.    SOLE VOTING POWER              11,148,000

  NUMBER OF          ----------------------------------------------------------
    SHARES
 BENEFICIALLY           6.    SHARED VOTING POWER                -0-
    OWNED
   BY EACH           ----------------------------------------------------------
  REPORTING
    PERSON              7.    SOLE DISPOSITIVE POWER         11,148,000
     WITH
                     ----------------------------------------------------------

                        8.    SHARED DISPOSITIVE POWER         -0-

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,148,000

-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                                            |_|

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         11.3%

-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON

         HC

-------------------------------------------------------------------------------

CUSIP No. Y02516 10 5                 13G                     Page 3 of 7 Pages

-------------------------------------------------------------------------------
   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Advanced Semiconductor Engineering, Inc.
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                         (b)|X|

-------------------------------------------------------------------------------
   3.    SEC USE ONLY


-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Taiwan, Republic of China
-------------------------------------------------------------------------------

                        5.    SOLE VOTING POWER              50,050,740

  NUMBER OF          ----------------------------------------------------------
    SHARES
 BENEFICIALLY           6.    SHARED VOTING POWER                -0-
    OWNED
   BY EACH           ----------------------------------------------------------
  REPORTING
    PERSON              7.    SOLE DISPOSITIVE POWER         50,050,740
     WITH
                     ----------------------------------------------------------

                        8.    SHARED DISPOSITIVE POWER          -0-

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         50,050,740

-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                                            |_|

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         50.5%

-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON

         CO

-------------------------------------------------------------------------------

CUSIP No. Y02516 10 5                 13G                     Page 4 of 7 Pages

-------------------------------------------------------------------------------
   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         ASE Enterprises Limited
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                         (b)|X|

-------------------------------------------------------------------------------
   3.    SEC USE ONLY


-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Hong Kong
-------------------------------------------------------------------------------

                        5.    SOLE VOTING POWER                  -0-

  NUMBER OF          ----------------------------------------------------------
    SHARES
 BENEFICIALLY           6.    SHARED VOTING POWER            50,050,740
    OWNED
   BY EACH           ----------------------------------------------------------
  REPORTING
    PERSON              7.    SOLE DISPOSITIVE POWER             -0-
     WITH
                     ----------------------------------------------------------

                        8.    SHARED DISPOSITIVE POWER       50,050,740

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         50,050,740

-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                                            |_|

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         50.5%

-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON

         CO

-------------------------------------------------------------------------------

CUSIP No. Y02516 10 5                 13G                     Page 5 of 7 Pages

-------------------------------------------------------------------------------
   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Aintree Limited
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                         (b)|X|

-------------------------------------------------------------------------------
   3.    SEC USE ONLY


-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands
-------------------------------------------------------------------------------

                        5.    SOLE VOTING POWER                  -0-

  NUMBER OF          ----------------------------------------------------------
    SHARES
 BENEFICIALLY           6.    SHARED VOTING POWER            50,050,740
    OWNED
   BY EACH           ----------------------------------------------------------
  REPORTING
    PERSON              7.    SOLE DISPOSITIVE POWER             -0-
     WITH
                     ----------------------------------------------------------

                        8.    SHARED DISPOSITIVE POWER       50,050,740

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         50,050,740

-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                                            |_|

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         50.5%

-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON

         CO

-------------------------------------------------------------------------------

CUSIP No. Y02516 10 5                 13G                     Page 6 of 7 Pages

-------------------------------------------------------------------------------
   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Jason C.S. Chang
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                         (b)|X|

-------------------------------------------------------------------------------
   3.    SEC USE ONLY


-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Taiwan, Republic of China
-------------------------------------------------------------------------------

                        5.    SOLE VOTING POWER              2,063,908

  NUMBER OF          ----------------------------------------------------------
    SHARES
 BENEFICIALLY           6.    SHARED VOTING POWER            50,050,740
    OWNED
   BY EACH           ----------------------------------------------------------
  REPORTING
    PERSON              7.    SOLE DISPOSITIVE POWER         2,063,908
     WITH
                     ----------------------------------------------------------

                        8.    SHARED DISPOSITIVE POWER       50,050,740

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         52,114,648

-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                                            |_|

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         52.6%

-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON

         IN

-------------------------------------------------------------------------------

CUSIP No. Y02516 10 5                 13G                     Page 7 of 7 Pages

-------------------------------------------------------------------------------
   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Chang Yao Hung-ying
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                         (b)|X|

-------------------------------------------------------------------------------
   3.    SEC USE ONLY


-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Taiwan, Republic of China
-------------------------------------------------------------------------------

                        5.    SOLE VOTING POWER                83,012

  NUMBER OF          ----------------------------------------------------------
    SHARES
 BENEFICIALLY           6.    SHARED VOTING POWER            50,050,740
    OWNED
   BY EACH           ----------------------------------------------------------
  REPORTING
    PERSON              7.    SOLE DISPOSITIVE POWER           83,012
     WITH
                     ----------------------------------------------------------

                        8.    SHARED DISPOSITIVE POWER       50,050,740

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         50,133,752

-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                                            |_|

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         50.6%

-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON

         IN

-------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:
ASE Test Limited (the "Company")

Item 1(b).  Address of Issuer's Principal Executive Offices:

10 West Fifth Street
Nantze Export Processing Zone
Kaohsiung, Taiwan
Republic of China

Item 2(a).  Name of Person Filing:

J&R Holding Limited ("J&R Holding"), ASE Holding Limited ("ASE Holding"), Advanced Semiconductor Engineering Inc. ("ASE Inc."), ASE Enterprises Limited ("ASEE"), Aintree Limited ("Aintree"), Jason C.S. Chang, Chang Yao Hung-ying.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The business address of J&R Holding is: Cedar House, 41 Cedar Avenue, Hamilton, Bermuda HM12

The business address of ASE Holding is: Cedar House, 41 Cedar Avenue, Hamilton, Bermuda HM12

The business address of ASE Inc. is: 26 Chin Third Road, Nantze Export Processing Zone, Kaohsiung, Taiwan, Republic of China.

The business address of ASEE is: 1408 Worldwide House, 19 Des Voeux Road Central, Central, Hong Kong.

The address of the registered office of Aintree is: P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The business address of Jason C.S. Chang is: Room 1901, World Trade Center, International Trade Building, 19/F, 333 Keelung Road, Sec. 1, Taipei, Taiwan, Republic of China.

The business address of Chang Yao Hung-ying is: 10th Floor, No. 420 Keelung Road, Section 1, Taipei, Taiwan, republic of China.

Item 2(c).  Citizenship:

J&R Holding is incorporated under the laws of Bermuda.

ASE Holding is incorporated under the laws of Bermuda.

ASE Inc. is incorporated under the laws of Taiwan, Republic of China.

ASEE is incorporated under the laws of Hong Kong.

Aintree is a company organized under the laws of the British Virgin Islands.

Jason C.S. Chang is a citizen of Taiwan, Republic of China.

Chang Yao Hung-ying is a citizen of Taiwan, Republic of China.


Item 2(d).  Title of Class of Securities:

This statement relates to the Company's ordinary shares, par value $0.25 per share ("Shares").

Item 2(e).  CUSIP Number:

Y02516 10 5

Item 3.   If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
          (c), Check Whether the Person Filing is a:

(a) |_|   Broker or dealer registered under Section 15 of the Exchange Act;

(b) |_|   Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) |_|   Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) |_| Investment company registered under Section 8 of the Investment Company Act;

(e) |_|   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     (a), (b) and (c)

     J&R Holding owns 38,902,740 Shares, representing approximately 39.3% of the outstanding Shares. J&R Holding has sole power to vote and to dispose of 38,902,740 Shares.

     ASE Holding owns 11,148,000 Shares, representing approximately 11.3% of the outstanding Shares. ASE Holding has sole power to vote and to dispose of 11,148,000 Shares.

     ASE Inc., through its 100% ownership of J&R Holding and ASE Holding, beneficially owns 50,050,740 Shares, representing approximately 50.5% of the outstanding Shares. In effect, ASE Inc. has sole power to vote and to dispose of 50,050,740 Shares.

     ASEE beneficially owns 50,050,740 Shares through ASE Inc., representing 50.5% of the outstanding Shares. ASEE owns 19.3% of ASE Inc. In effect, ASEE has shared power to vote and to dispose of 50,050,740 Shares.

     Aintree beneficially owns 50,050,740 Shares through ASEE, representing 50.5% of the outstanding Shares. Aintree holds 100% of ASEE in trust for the benefit of Chang Yao Hung-ying and Jason C.S. Chang. The sole shareholder and sole director of Aintree is Jason C.S. Chang. In effect, Aintree has shared power to vote and to dispose of 50,050,740 Shares.

     Jason C.S. Chang beneficially owns 52,114,648 Shares through ASEE and Aintree and direct ownership of shares and convertible options, representing 52.6% of the outstanding Shares. Jason C.S. Chang, in addition to the Shares he beneficially owns through ASEE and Aintree, directly owns 183,908 Shares. Furthermore, under the Company's share option plans, Jason C.S. Chang owns options convertible into 1,880,000 Shares. In effect, Jason C.S. Chang has sole power to vote and dispose of 2,063,908 Shares and shared power to vote and dispose of 50,050,740 Shares.

     Chang Yao Hung-ying beneficially owns 50,050,740 Shares through Aintree and ASEE and direct ownership of Shares and convertible options, representing 50.6% of the outstanding Shares. Chang Yao Hung-ying, in addition to the Shares she beneficially owns through Aintree and ASEE, directly owns 3,012 Shares. Furthermore, under the Company's share option plans, Chang Yao Hung-ying owns options convertible into 80,000 Shares. In effect, Chang Yao Hung-ying has sole power to vote and to dispose of 83,012 Shares and shared power to vote and dispose of 50,050,740 Shares.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10. Certifications.

     Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        J&R HOLDING LIMITED

                                        By:     /s/ Joseph Tung
                                                ----------------------
                                        Name:   JOSEPH TUNG
                                        Title:  Director


                                        ASE HOLDING LIMITED

                                        By:     /s/ Joseph Tung
                                                ----------------------
                                        Name:   JOSEPH TUNG
                                        Title:  Director


                                        ADVANCED SEMICONDUCTOR ENGINEERING, INC.

                                        By:     /s/ Joseph Tung
                                                ----------------------
                                        Name:   JOSEPH TUNG
                                        Title:  Director


                                        ASE ENTERPRISES LIMITED

                                        By:     /s/ Chien-Shen Chang
                                                ----------------------
                                        Name:   CHIEN-SHEN CHANG
                                        Title:  Director


                                        AINTREE LIMITED

                                        By:     /s/ Jason C.S. Chang
                                                ----------------------
                                        Name:   JASON C.S. CHANG
                                        Title:  Director


                                        By:     /s/ Jason C.S. Chang
                                                ----------------------
                                        Name:   JASON C.S. CHANG


                                        By:     /s/ Chang Yao Hung-Ying
                                                ----------------------
                                        Name:   CHANG YAO HUNG-YING